

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 28, 2021

Brian McDade
Chief Financial Officer
SIMON PROPERTY GROUP INC /DE/
SIMON PROPERTY GROUP, L.P.
225 West Washington Street
Indianapolis, Indiana 46204

      Re: SIMON PROPERTY GROUP INC /DE/
      SIMON PROPERTY GROUP, L.P.
      Form 10-K for the year ended December 31, 2020
      Filed on February 25, 2021
      File Nos. 001-14469 and 001-36110

Dear Mr. McDade:

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2020

Management's Discussion and Analysis of Financial Condition and Results of Operations
Non-GAAP Financial Measures, page 75

1.   We note the reconciliation of Combined NOI on page 77. Please tell us how you determined it was appropriate to present a measure that includes 100% of NOI related to your unconsolidated joint ventures. We refer you to Question 100.04 of the Division's Compliance and Disclosure Interpretations for Non-GAAP Financial Measures. This comment is also applicable to page 18 of the quarterly financial supplement filed February 8, 2021 on Form 8-K.

6. Investments in Unconsolidated Entities and International Investments
Unconsolidated Entity Transactions, page 113

2.   We note that on December 29, 2020 you completed the acquisition of an 80% noncontrolling ownership interest in TRG and that you are accounting for such acquisition using the equity method of accounting. In order to better understand the Company's accounting for this transaction please further tell us the following:

- How the Company considered the variable interest guidance in ASC 810-10-15-14 and whether the acquisition resulted in an acquired VIE; and
- If the acquisition did not result in the acquisition of a VIE, how the Company considered the guidance under ASC 810-10-15-8, ASC 810-10-15-8A and ASC 810-10-15-10a such that it resulted in the Company owning 80% of the TRG group but not consolidating the TRG group

    We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    You may contact Ameen Hamady at 202-551-3891 or in his absence, Shannon Menjivar at 202-551-3856 if you have questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Real Estate & Construction